UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period January 1, 2005 through June 14, 2005	Commission file number 001-09553

OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

VIACOM EMPLOYEE SAVINGS PLAN

(Full title of the plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036

(Address of principal executive offices)

VIACOM EMPLOYEE SAVINGS PLAN

INDEX

Pages
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of net assets available for benefits (unaudited) at June 14, 2005 and December 31, 2004	2
Statement of changes in net assets available (unaudited) for benefits for the period January 1, 2005 through June 14, 2005	3
Notes to financial statements (unaudited)	4 – 10
Schedule
Signatures	S-1

Exhibit:

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Viacom Employee Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the financial position of the Viacom Employee Savings Plan at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

New York, New York
June 17, 2005

VIACOM EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	(Unaudited) At June 14,	(Audited) At December 31,
	2005	2004
Assets
Investments:
Investments, at fair value	$—	$1,013,195
Investments in master trust investment accounts	—	3,491,662
Participant loans	—	99,835
Receivables:
Employee contributions	—	1,731
Investment income	—	185
Total assets	—	4,606,608
Liabilities
Accrued expenses and other liabilities	—	45
Net assets available for benefits	$—	$4,606,563

The accompanying notes are an integral part of these financial statements.

VIACOM EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(UNAUDITED)

For the period January 1, 2005 through June 14, 2005
Additions to net assets attributed to:
Investment income:
Dividends	$573
Interest	2,570
Income from master trust investment accounts	16,343
Employee contributions	78,047
Total additions	97,533
Deductions from net assets attributed to:
Benefits paid to participants	(15,989)
Net depreciation in fair value of investments	(10,569)
Plan expenses	(1,628)
Plan transfers (Note 1):
Transfer to the Viacom 401(k) Plan	(4,675,910)
Total deductions	(4,704,096)
Net decrease	(4,606,563)
Net assets available for benefits, beginning of year	4,606,563
Net assets available for benefits, end of year	$—

The accompanying notes are an integral part of these financial statements.

VIACOM EMPLOYEE SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – PLAN DESCRIPTION

The following is a brief description of the Viacom Employee Savings Plan (the ‘‘Plan’’) and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

Plan Merger

Effective after the close of business on June 14, 2005, the Plan’s assets and liabilities were merged into the Viacom 401(k) Plan (the ‘‘Viacom Plan’’), a defined contribution plan sponsored by Viacom Inc. (the ‘‘Company’’), and the Plan ceased to exist as a stand-alone plan. Although the Company has not expressed any intent to terminate the Viacom Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of a Viacom Plan termination, participants become fully vested. Upon termination, the Viacom Plan provides that the net assets of the Viacom Plan be distributed to participants based on their respective account balances.

General

The Company adopted the Plan effective January 1, 2003. This Plan was a defined contribution plan designed to provide certain employees of the Company who were (i) covered by a collective bargaining agreement and (ii) not entitled to receive employer matching contributions in the Viacom Plan, a convenient way to save for their retirement.

Eligibility

Eligible full-time employees were able to become participants in the Plan following the attainment of age 21. Part-time employees were eligible to participate in the Plan upon attainment of age 21 and completion of one thousand hours of service within a consecutive twelve-month period. The Plan was subject to the provisions of the Internal Revenue Code of 1986, as amended, (the ‘‘Code’’) and the Employee Retirement Income Security Act of 1974, as amended (‘‘ERISA’’), and was administered by a retirement committee appointed by the Company’s Board of Directors (the ‘‘Board’’).

Plan Transfers

From time to time assets were transferred between the Plan and the Viacom Plan.

Participant Accounts

Mellon Bank, N.A. (the ‘‘Trustee’’) was the trustee and custodian of the Plan. Certain Plan investments were shares of funds managed by the Trustee or companies affiliated with the Trustee and therefore qualified as a party-in-interest transaction. In addition, certain Plan investments were shares of the Company and therefore qualified as a party-in-interest transaction. Each participant’s account was credited with the participant’s contributions and the participant’s share of the Plan’s gains or losses, net of certain plan expenses.

Plan participants had the option of investing their contributions or existing account balances among fifteen investment options. These investment options included master trust investment accounts (‘‘Master Trust Investment Accounts’’ or ‘‘MTIAs’’), commingled trust funds (‘‘common collective trusts’’), registered investment companies (mutual funds) and Viacom Inc. Class B Common Stock. Participants could also have elected to open a self-directed brokerage account (‘‘SDA’’). Participants could not contribute directly to the SDA, but could have transferred balances to the SDA from other investment funds except the INVESCO Stable Value Fund (‘‘INVESCO Fund’’). A participant could have transferred up to 25% of his or her account balance (net of loans) to the SDA. The initial transfer to the SDA could not have been less than $2,500 and subsequent individual transfers could not have been less than $1,000.

VIACOM EMPLOYEE SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

Contributions

The Plan permitted participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis. The Code limited the amount of annual participant contributions on a before-tax basis to $14,000 for 2005. Total compensation considered under the Plan, based on Code limits, could not exceed $210,000 for 2005. The Code also limited annual aggregate participant contributions to the lesser of $42,000 or 100% of compensation in 2005. All contributions made to the Plan on an annual basis were further limited due to certain non-discrimination testing prescribed by the Code. Contributions to the Plan were made by means of payroll deductions for each payroll period. The Plan did not provide for employer matching contributions.

Any employee who was immediately eligible to participate in the Plan was deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 5% of the employee’s eligible compensation upon his or her date of hire. Any such deemed authorization took effect following the 60th day the employee became eligible to participate in the Plan. However, a deemed authorization did not take effect if, during the 60-day period, the employee elected not to participate in the Plan or participated at a different contribution rate.

All participants who had attained age 50 before the close of the calendar year were eligible to make catch-up contributions. Catch-up contributions could have been made if the eligible participants made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $4,000 in 2005.

Vesting

Participants in the Plan were fully vested in their own contributions and earnings thereon.

Loans to Participants

Participants were able to request a loan for up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan was made. The minimum loan available to a participant was $500. The interest rate on participant loans was one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan was approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan could be outstanding at any time. If, on January 1, 2004, a participant had one or more loans outstanding as a result of participation in the Viacom Plan or the Paramount Stations Group 401(k) Plan, a defined contribution plan of a subsidiary of the Company which was merged into the Viacom Plan effective on the close of business on December 31, 2002, the participant could not obtain a loan from the Plan until the prior loans were repaid. Participants could elect repayment periods from 12 to 60 months commencing as soon as was administratively possible following the distribution of the loan. The Plan allowed participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest were allocated in accordance with the participants’ then current investment elections.

Distributions and Withdrawals

Earnings on employee contributions were not subject to income tax until they were distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, could receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death. Participants received a required minimum distribution upon attainment of age 70½ unless they were still employed.

VIACOM EMPLOYEE SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

Participants in the Plan could elect to withdraw part or all of their after-tax and rollover contributions and earnings thereon. At age 59½, participants could have withdrawn all or part of their before-tax contributions and earnings thereon. The Plan limited each participant to only two withdrawal elections in each calendar year with a minimum of $500 per withdrawal.

A participant could obtain a financial hardship withdrawal of part or all of the value of the before-tax contributions, and earnings thereon, provided that the requirements for hardship were met and only to the extent required to relieve such financial hardship. There was no restriction on the number of hardship withdrawals permitted.

Plan Expenses

The fees for investment of Plan assets were charged to the Plan’s investment funds. Certain administrative expenses, such as legal and accounting fees, were paid by the Company. Recordkeeping and trustees fees were paid from participant accounts. The Plan paid fees in the amount of $1,428 to Mellon Bank, a party-of-interest, for trustee, record keeping, and accounting services provided during the year.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at amortized cost which approximates fair value.

Viacom Inc. Class A Common Stock and Class B Common Stock and investments in registered investment companies are reported at fair value based on quoted market prices on national security exchanges. The fair value of investments in separate accounts is determined by the Trustee based upon the fair value of the underlying securities. The fair value of investments in commingled trust funds are determined by each fund’s trustee based upon the fair value of the underlying securities. Participant loans are recorded at cost, which approximates fair value. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Interest in Master Trust Investment Accounts

The Company and certain affiliated companies entered into a master trust agreement (the ‘‘Master Trust’’) to invest the assets of the Plan as well as affiliated companies’ plans. Pursuant to the Master Trust, the Trustee has created seven MTIAs. Prior to March 2005, the MTIAs consisted of the INVESCO Fund, the Wellington Growth Fund, the Barclays Global Investors S&P 500 Index Fund, Mellon Bank EB SMAM Aggregate Bond Index Fund, Mellon Capital Tactical Asset Allocation Fund and The Boston Company Large Cap Value Fund (the ‘‘TBC Fund’’.) In March 2005, the TBC Fund was replaced with the Dodge and Cox Value Equity Fund, a fund with investment objectives similar to the TBC Fund. The Franklin Portfolio Mid Cap Stock Fund was added. The Mellon Bank EB SMAM Aggregate Bond Index Fund and the Mellon Capital Tactical Asset Allocation Fund are each managed by a division or affiliate of the Trustee, a party-in-interest to the Plan. Each of these MTIAs is maintained exclusively for the Master Trust. Each participating plan has an undivided interest in the MTIAs.

The INVESCO Fund invests primarily in benefit-responsive guaranteed investment income contracts, separate accounts and synthetic guaranteed investment contracts. The fair value of a unit of

VIACOM EMPLOYEE SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

participation in the INVESCO Fund is determined by the Trustee based on the contract value of the underlying investments, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. The fair value of a unit of participation in all other MTIAs is determined by the Trustee based on the quoted market prices of the underlying securities. Net investment assets and net earnings/losses on the MTIAs are allocated daily to the plans investing in the MTIAs based on each plan’s proportionate interest. Income is distributed to participants based on their respective account balances.

Master Trust information is presented as of June 30, 2005, the next available period subsequent to the merger of the Plan.

Security Transactions

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE 3 – RISKS AND UNCERTAINTIES

The Plan provided for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4 – INVESTMENTS

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

	(Unaudited) At June 14,	(Audited) At December 31,
	2005	2004
Mellon Aggregate Bond Index Fund MTIA	$—	$298,060
Vanguard Lifestrategy Moderate Growth Fund	$—	$453,037
INVESCo Fund MTIA	$—	$670,946
Barclays Global Investors S&P 500 Index Fund MTIA	$—	$2,342,041

VIACOM EMPLOYEE SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

For the period January 1, 2005 through June 14, 2005 the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated as follows:

Registered investment companies (mutual funds)	$3,500
Commingled trusts	1,217
Viacom Inc. Class A and B Common Stock	5,852
Net depreciation	$10,569

NOTE 5 – TRANSFER TO THE VIACOM 401 ( k) PLAN

Effective after the close of business on June 14, 2005 the Plan was merged into the Viacom Plan. The assets transferred to the Viacom 401(k) Plan consisted of the following:

Investments, at fair value	$4,539,118
Receivables	4,706
Loans to participants	132,086
Net assets transferred to the Viacom 401(k) Plan	$4,675,910

NOTE 6 – INCOME TAX STATUS

The Company believes that the Plan satisfied the qualification requirements of Section 401(a) and 501(a) of the Code.

NOTE 7 – INVESTMENT IN MASTER TRUST INVESTMENT ACCOUNTS

The value of the Plan’s interest in the total investments of each of the MTIAs at June 14, 2005 and December 31, 2004 were as follows:

	(Unaudited) At June 14,	(Audited) At December 31,
	2005	2004
Barclays Global Investors S&P 500 Index Fund	—	.40%
INVESCO Fund	—	.12%
Mellon Bank EB SMAM Aggregate Bond Index Fund	—	.49%
Mellon Capital Tactical Asset Allocation Fund	—	.01%
The Boston Company Large Cap Value Fund	—	.09%
Wellington Growth Fund	—	.06%

See Note 2 for a description of the MTIAs.

VIACOM EMPLOYEE SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

The following table presents the investments held by the MTIAs:

	(Unaudited) At June 30,	(Audited) At December 31,
($ in thousands)	2005	2004
Barclays Global Investors S&P 500 Index Fund (a)	$582,097	$588,773
INVESCO Fund, at contract value:
Synthetic investment contracts	27,006	27,989
Separate accounts	557,333	537,893
Guaranteed investment contracts	2,021	2,611
Common collective trusts	11,407	10,849
Mellon Bank EB SMAM Aggregate Bond Index Fund (a)	62,469	60,919
Mellon Capital Tactical Asset Allocation Fund (a)	4,752	4,350
The Boston Company Large Cap Value Fund (a)	—	86,303
Wellington Growth Fund, at fair value:
Common stocks	178,379	188,276
Common collective trust	4,859	2,300
Dodge and Cox Value Equity Fund (a)	105,498	—
Franklin Portfolio Mid Cap Stock Fund (a)	52,803	—
Net investments held by the MTIAs	$1,588,624	$1,510,263

(a) Invested entirely in commingled trust funds.

Investment income of the MTIAs was as follows:

($ in thousands)	For the period January 1, 2005 through June 30, 2005
Dividends	$1,342
Guaranteed investment contracts	77
Interest income	119
Net depreciation of commingled trust funds	(1,355)
Net depreciation of Wellington Growth and Putnam Fund	(3,210)
Separate accounts	12,777
Synthetic investment contracts	853
Investment manager fees	(839)
Net investment income	$9,764

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are valued at contract value. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At June 30, 2005 and December 31, 2004, investments in the INVESCO Fund MTIA at contract value of $597,764,585 and $579,341,362, respectively, had fair values in the aggregate of $607,226,375 and $592,055,638, respectively. The average yield was approximately 4.9% for the six months ending June 30, 2005 and crediting interest rates were approximately 4.0% at June 30, 2005 and 4.1% at December 31, 2004.

A synthetic guaranteed investment contract provides for guaranteed returns on principal over a specified period of time through benefit responsive wrapper contracts issued by a third party which are backed by underlying assets. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. Included in the contract value of the synthetic guaranteed investment contracts is $760,983 and

VIACOM EMPLOYEE SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

$1,239,487 at June 30, 2005 and December 31, 2004, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts is greater than the value of the underlying assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

VIACOM EMPLOYEE SAVINGS PLAN
Date: December 12, 2005	By:	/s/ John Jacobs
John Jacobs Member of the Retirement Committee

S-1